The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

                                                                 March 13, 2003



VIA EDGAR

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Removal of Unsold Securities From Registration

Ladies and Gentlemen:

         Pursuant to Rule 478(a)(4) promulgated under the Securities Act of 1933, as amended (the "Act"), The Warnaco Group, Inc., a Delaware corporation (the "Company"), hereby makes this application to remove from registration any securities remaining unsold under the Registration Statements listed below (collectively, the "Registration Statements"). Upon the effectiveness of the Company's Joint Plan of Bankruptcy filed under Chapter 11 of the U.S. Bankruptcy Code on February 4, 2003, all unsold securities registered under the Registration Statements were cancelled. Accordingly, the Company respectfully requests the removal from registration of the securities unsold under the following Registration Statements as required under Item 512 of Regulation S-K:

o        Form S-3, File No. 033-41798, filed November 19, 1991
o        Form S-8, File No. 033-58148, filed February 11, 1993
o        Form S-8, File No. 033-58146, filed February 11, 1993
o        Form S-3, File No. 033-55659, filed September 28, 1994
o        Form S-8, File No. 033-59091, filed May 4, 1995
o        Form S-8, File No. 033-60093, filed June 9, 1995
o        Form S-8, File No. 033-60091, filed June 9, 1995
o        Form S-3, File No. 033-61701, filed August 9, 1995
o        Form S-4, File No. 333-40207, filed November 14, 1997
o        Form S-3, File No. 333-41415, filed December 3, 1997
o        Form S-8, File No. 333-51193, filed April 28, 1998

         The undersigned, on behalf of the Company pursuant to Rule 478(a)(4) of the Act, respectfully requests the SEC to grant this application of the Company to have the unsold securities under the Registration Statements removed from registration and issue an appropriate Order to that effect. Please forward a copy of the Order to the undersigned via facsimile at (212) 287-8536, with a copy to Alan G. Straus of Skadden, Arps, Slate, Meagher & Flom LLP at (917) 777-2037, as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Alan G. Straus or Andrew F. Fowler of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2037 or (212) 735-2979, respectively. Thank you for your assistance.


                                               Very truly yours,


                                               The Warnaco Group, Inc.


                                               By:/s/ Jay Galluzzo, Esq.
                                                  ----------------------
                                                  Vice President and
                                                  General Counsel


cc:      Alan G. Straus, Esq.
         Andrew F. Fowler, Esq.